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                              December 22, 2020

       David Lazar
       Chief Executive Officer
       Adorbs Inc.
       234 E. Beech Street
       Long Beach, NY 11561

                                                        Re: Adorbs Inc.
                                                            Amendment No. 2 to
Form 10-12G
                                                            Filed December 14,
2020
                                                            File No. 000-56213

       Dear Mr. Lazar:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Form 10-12G/A

       Financial Statements
       Report of Independent Registered Public Accounting Firm, page F-2

   1. We are reissuing prior comment two in our letter dated December 2, 2020. As we requested, please have
your current auditor and former auditor revise their audit reports on pages F-2 and F-3 to
present the titled going concern paragraphs immediately following their opinion paragraph
as required by paragraphs 12 and 13 of AS 2415. Please be
                                                        advised the opinion
paragraph is the first paragraph in each auditors' report.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Lazar
Adorbs Inc.
December 22, 2020
Page 2

        You may contact Andi Carpenter, Staff Accountant at (202) 551-3645 or
Anne
McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at
(202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



FirstName LastNameDavid Lazar                              Sincerely,
Comapany NameAdorbs Inc.
                                                           Division of
Corporation Finance
December 22, 2020 Page 2                                   Office of
Manufacturing
FirstName LastName